Filed Pursuant to Rule 433(d)

Registration Statement No. 333-132243-01

May 13, 2008

Final Term Sheet

Issuer:	Tampa Electric Company
Principal Amount:	$150,000,000
Maturity:	May 15, 2018
Coupon:	6.100%
Initial Price to Public:	100% per Note
Yield to maturity:	6.100%
Spread to Benchmark Treasury:	+2.25%
Benchmark Treasury:	10-Year 3.875% due May 15, 2018
Benchmark Treasury Yield:	3.850%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008
Redemption Provisions: Make-whole call	At any time at a discount rate of Treasury plus 35 basis points
Settlement:	T+3; May 16, 2008
Ratings*(Moody’s/S&P/Fitch):	Baa2/ BBB- /BBB+
CUSIP:	875127 AX0
Joint Book-running Managers	Morgan Stanley & Co. Incorporated, BNP
Paribas Securities Corp.
Co-Managers	Fifth Third Securities, Inc., Morgan
Keegan & Company, Inc., SG Americas
Securities, LLC, Wedbush Morgan
Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1 866 718 1649 or BNP Paribas Securities Corp. at 1 800 854 5674.